Exhibit 99.2

Full Circle Capital Corporation
Computation of Ratios of Earnings to Fixed Charges

	Nine months ended	Year ended	Year ended
	3/31/2013	6/30/2012	6/30/2011
Earnings:
Net increase in net assets resulting from operations	$1,947,507	$2,678,172	$2,882,314
Income tax expense, including excise tax	0	0	3515

Total earnings before taxes	$1,947,507	$2,678,172	$2,885,829

Fixed Charges:
Interest expense	$1,214,392	$889,055	$525,982

Total fixed charges	$1,214,392	$889,055	$525,982

Earnings available to cover fixed charges	$3,161,899	$3,567,227	$3,411,811
Ratio of earnings to fixed charges	2.60	4.01	6.49